FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza Phase III PAOLA-1 trial met primary endpoint

14 August 2019 07:00 BST

Lynparza Phase III PAOLA-1 trial met primary endpoint as 1st-line maintenance treatment with bevacizumab for advanced ovarian cancer

AstraZeneca and MSD's Lynparza, when added to standard-of-care bevacizumab, significantly increased the time women lived without disease progression

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced positive results from the Phase III PAOLA-1 trial in women with advanced ovarian cancer. The trial, in the 1st-line maintenance setting, compared Lynparza(olaparib) added to standard-of-care (SoC) bevacizumab vs. bevacizumab alone in women with or without BRCA gene mutations.

The trial met its primary endpoint in the intent-to-treat* population with a statistically-significant and clinically-meaningful improvement in progression-free survival (PFS), increasing the time women taking Lynparza plus bevacizumab lived without disease progression or death vs. those taking bevacizumab alone. The results, including biomarker sub-group analyses, will be presented at a forthcoming medical meeting. The safety and tolerability profiles observed in PAOLA-1 were generally consistent with those known for each medicine. PAOLA-1 is the second positive Phase III trial with Lynparza in 1st-line advanced ovarian cancer.

José Baselga, Executive Vice President, Oncology R&D, said: "The positive results from the PAOLA-1 trial demonstrate a clear potential benefit of adding Lynparza to the standard-treatment bevacizumab for women with advanced ovarian cancer. Following positive results from the SOLO-1 trial for women with a BRCA gene mutation, the PAOLA-1 trial marks yet another positive Phase III trial for Lynparza as a 1st-line maintenance treatment for women with advanced ovarian cancer. We look forward to discussing the results with global health authorities as soon as possible."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "The Phase III PAOLA-1 trial demonstrates MSD's and AstraZeneca's continued commitment to improving clinical outcomes for women with advanced ovarian cancer. In this co-operative group trial sponsored by ARCAGY Research, maintenance treatment with Lynparza when added to a standard-of-care treatment was evaluated in an environment representative of real clinical practice. By studying Lynparza in this broader patient population, we have learned more about how it may help even more patients with advanced ovarian cancer in the future."

Eric Pujade-Lauraine, Medical Director of ARCAGY Research, said: "The PAOLA-1 trial is a positive example of the strength and promise of academia-industry collaboration in advancing science and new treatment options for patients. We greatly appreciate the commitment of AstraZeneca and MSD in working with academic cooperative groups in ENGOT and look forward to sharing the full PAOLA-1 results at a forthcoming medical meeting."

PAOLA-1 is an ENGOT (European Network of Gynaecological Oncological Trial groups) trial, sponsored by ARCAGY Research (Association de Recherche sur les CAncers dont GYnécologiques) on behalf of GINECO (Groupe d'Investigateurs National des Etudes des Cancers Ovariens et du sein). ARCAGY-GINECO is an academic group specialising in clinical and translational research in patients' cancers and a member of the GCIG (Gynecologic Cancer InterGroup).

About PAOLA-1
PAOLA-1 is a randomised, double-blind Phase III trial testing the efficacy and safety of Lynparzaadded to SoC bevacizumab vs. bevacizumab alone, as a 1st-line maintenance treatment for newly-diagnosed advanced FIGO Stage III-IV high grade serous or endometroid ovarian, fallopian tube, or peritoneal cancer patients who had a complete or partial response to 1st-line treatment with platinum-based chemotherapy and bevacizumab. The intent-to-treat* population refers to all patients randomised in the trial.

About ovarian cancer
Ovarian cancer is the eighth most common cause of death from cancer in women worldwide. In 2018, there were nearly 300,000 new cases diagnosed and around 185,000 deaths.1 Most women are diagnosed with advanced (Stage III or IV) ovarian cancer and have a five-year survival rate of approximately 30%.2 For newly-diagnosed advanced ovarian cancer, the primary aim of treatment is to delay progression of the disease for as long as possible and maintain the patient's quality of life with the intent of achieving complete remission or cure.3,4,5,6

About Lynparza
Lynparza is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in 64 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer, regardless of BRCA status. It is approved in the US, the EU, Japan and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in 43 countries, including the US and Japan, for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally-advanced breast cancer. Regulatory reviews are underway in other jurisdictions for ovarian, breast and pancreatic cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for the treatment of advanced ovarian cancer and metastatic breast cancer and has been used to treat over 25,000 patients worldwide. Lynparza has the broadest and most advanced clinical-trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About GINECO
GINECO (Groupe d'Investigateurs National des Etudes des Cancers Ovariens et du sein) is the French Cooperative Group in Oncology labelled by INCA (Institut National du Cancer, or French NCI) developing and conducting gynaecological and metastatic breast cancer clinical trials at the national and international level. Founded in 1993, the GINECO group is a member of international consortia such as ENGOT and GCIG.

About ENGOT
ENGOT (European Network for Gynaecological Oncological Trial groups) is a research network of the European Society of Gynaecological Oncology (ESGO). Founded in 2007, ENGOT includes 21 cooperative groups from 25 European countries.

About GCIG
The GCIG (Gynecological Cancer InterGroup) aims to promote and facilitate high quality clinical trials in order to improve outcomes for women with gynaecological cancer. Founded in 1998, GCIG includes 23 cooperative groups from 28 countries worldwide.

About the AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparzaand selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
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Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. The World Health Organization. IARC. Globocan 2018. Available at: http://gco.iarc.fr/. [Accessed July 2019].
2. National Cancer Institute. (2019). Cancer Stat Facts: Ovarian Cancer Available at: https://seer.cancer.gov/statfacts/html/ovary.html [Accessed August 2019].
3. Moore K et al. Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. Presented at ESMO October 2018.
4. Raja, F. A., Chopra, N. & Ledermann, J. A. 2012. Optimal first-line treatment in ovarian cancer. Ann. Oncol. Off. J. Eur. Soc. Med. Oncol. 23 Suppl 10, x118-127.
5. NHS Choices, Ovarian Cancer Available at: https://www.nhs.uk/conditions/ovarian-cancer/treatment/Accessed July 2019].
6. Ledermann.et al. 2013. Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary